Bradner Ventures Ltd.
(A Development Stage Company)

Audited Financial Statements
(Expressed in Canadian dollars)

November 30, 2007, 2006, 2005

BDO Dunwoody LLP	#604 – 750 West Pender Street
Chartered Accountants	Vancouver, BC, Canada V6C 2T7
Telephone: (604) 689-0188
Fax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Bradner Ventures Ltd.
(A Development Stage Company)

We have audited the balance sheets of Bradner Ventures Ltd. as at November 30, 2007 and 2006 and the statements of operations, cash flows and stockholders’ equity (deficiency) for the years ended November 30, 2007, 2006 and 2005 and for the cumulative period from June 22, 1983 (Date of Inception) to November 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended November 30, 2007, 2006 and 2005 and for the cumulative period from June 22, 1983 (Date of Inception) to November 30, 2007 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
March 10, 2008

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the development stage, has yet to identify suitable business opportunities and has a working capital deficiency, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our report to the shareholders dated March 10, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
March 10, 2008

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Bradner Ventures Ltd.
(A Development Stage Company)
Balance Sheets
November 30, 2007 and 2006
(Expressed in Canadian dollars)

	November 30,	November 30,
	2007	2006
	$	$

ASSETS
Current Assets
Cash	902	16,895
GST receivable	334	1,125
	1,236	18,020
Deposit (Note 3)	5,000	–
Total Assets	6,236	18,020

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Accounts payable and accrued liabilities	8,995	8,799
Advance payable (Note 4(c))	50,000	–
Total liabilities	58,995	8,799
Stockholders’ Equity (Deficiency)
Capital Stock (Note 5)
Authorized: 75,000,000 common shares, without par value
25,000,000 preferred shares, without par value
Issued: 6,058,256 common shares	4,279,498	4,279,498
Deficit Accumulated During the Development Stage	(4,332,257)	(4,270,277)
Total Stockholders’ Equity (Deficiency)	(52,759)	9,221
Total Liabilities and Stockholders’ Equity (Deficiency)	6,236	18,020

Nature of Operations and Ability to Continue as a Going Concern (Note 1)

Approved on behalf of the Board:

“Richard Coglon”	“Randy Buchamer”
Director	Director

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statements of Operations
For the years ended November 30, 2007, 2006 and 2005
And for the period June 22, 1983 (Date of Inception) to November 30, 2007
(Expressed in Canadian dollars)

	Accumulated from
	June 22, 1983
	(Date of Inception)	Years ended November 30,
	to November 30,
	2007	2007	2006	2005
	$	$	$	$

EXPENSES
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Bank charges and interest	63,800	292	238	221
Consulting and secretarial fees	205,016	–	–	–
Finders’ fees	180,727	–	–	–
Foreign exchange (gain) loss	(1,667)	6	26	13
Management fees (Note 4)	342,781	–	5,000	–
Mineral property exploration (Note 3)	54,541	3,921	–	–
Office and miscellaneous (Note 4)	149,624	9,757	9,884	8,557
Professional fees	835,966	39,996	35,232	53,741
Shareholder information	91,280	1,138	1,877	3,101
Transfer agent and regulatory fees	169,282	5,790	5,888	5,553
Travel and promotion	78,032	1,080	–	–
Write-down of mineral property	1,456,807	–	–	–

	3,628,532	61,980	58,145	71,186

OTHER ITEMS
Interest income	(25,440)	–	–	–
Gain on settlement of debt	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of capital assets	344	–	–	–
Loss on sale of long-term investment	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of long-tem investment	649,459	–	–	–

	703,725	-	-	-

Net Loss for the Period	(4,332,257)	(61,980)	(58,145)	(71,186)

Net Loss Per Share – Basic and Diluted		(0.01)	(0.01)	(0.01)

Weighted Average Number of Shares Outstanding		6,058,256	6,058,256	6,058,256

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statements of Cash Flows
For the years ended November 30, 2007, 2006 and 2005
And for the period June 22, 1983 (Date of Inception) to November 30, 2007
(Expressed in Canadian dollars)

	Accumulated from
	June 22, 1983
	(Date of Inception)	Years ended November 30,
	to November 30,
	2007	2007	2006	2005
	$	$	$	$
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,332,257)	(61,980)	(58,145)	(71,186)
Adjustments to reconcile net loss to net cash used in
operating activities:
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Finders’ fees	114,932	–	–	–
Gain on debt settlement	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of capital assets	344	–	–	–
Loss on sale of investments	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of mineral property	1,468,807	–	–	–
Write-down of long-term investment	649,459	–	–	–
Changes in non-cash working capital items
related to operations
Decrease (increase) in GST receivable	(582)	791	5	(729)
Decrease (increase) in prepaid expenses	–	–	714	(714)
Increase (decrease) in accounts payable and accrued
liabilities	430,842	196	(3,955)	5,533

Net cash used in operating activities	(1,586,750)	(60,993)	(61,381)	(67,096)

INVESTING
Purchase of capital assets	(3,038)	–	–	–
Expenditures on mineral properties	(1,121,172)	–	–	–
Proceeds from disposal of capital assets	600	–	–	–
Purchase of investments	(310,025)	–	–	–
Deposit	(5,000)	(5,000)	–	–
Advances to affiliate	(808,346)	–	–	–
Proceeds on disposal of investments	365,111	–	–	–

Net cash flows used in investing activities	(1,881,870)	(5,000)	–	–

FINANCING
Advance payable	50,000	50,000	–	–
Capital stock issued for cash	3,419,522	–	–	–

Net cash flows provided by financing activities	3,469,522	50,000	–	–

NET CASH INFLOW (OUTFLOW)	902	(15,993)	(61,381)	(67,096)

CASH, BEGINNING	–	16,895	78,276	145,372

CASH, ENDING	902	902	16,895	78,276

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2007
(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$
Balance – June 22, 1983 (Date of Inception)	–	–	–	–
Net loss for the period	–	–	–	–
Balance – November 30, 1983	–	–	–	–
Shares issued for cash:
- at $0.35 per share	21,429	7,500	–	7,500
- at $5.25 per share	6,286	33,000	–	33,000
Net loss for the year	–	–	–	–
Balance – November 30, 1984	27,714	40,500	–	40,500
Shares issued for cash at $14.175 per share	14,286	202,500	–	202,500
Shares allotted for cash at $10.50 per share	7,143	75,000	–	75,000
Shares issued for acquisition of mineral property at
$5.25 per share	714	3,750	–	3,750
Net loss for the year	–	–	(60,415)	(60,415)
Balance – November 30, 1985	49,857	321,750	(60,415)	261,335
Share subscriptions refunded at $10.50 per share	(2,770)	(29,090)	–	(29,090)
Net loss for the year	–	–	–	–
Balance – November 30, 1986	47,087	292,660	(60,415)	232,245
Shares issued for cash at $15.75 per share	2,429	38,250	–	38,250
Net loss for the year	–	–	(146,697)	(146,697)
Balance – November 30, 1987	49,515	330,910	(207,112)	123,798
Net loss for the year	–	–	(140,613)	(140,613)
Balance – November 30, 1988	49,515	330,910	(347,725)	(16,815)
Shares issued for settlement of debt at $18.90 per
share	1,286	24,300	–	24,300
Private placement at $10.50 per share	4,286	45,000	–	45,000
Exercise of options at $15.75 per share	343	5,400	–	5,400
Net loss for the year	–	–	(17,337)	(17,337)
Balance – November 30, 1989	55,430	405,610	(365,062)	40,548

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2007
(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1989	55,430	405,610	(365,062)	40,548

Shares issued for acquisition of mineral property at
$70.00 per share	714	50,000	–	50,000

Shares issued for finder’s fee:
- at $17,50 per share	1,429	25,000	–	25,000
- at $70.00 per share	571	40,000	–	40,000

Shares issued for exercise of options:
- at $12.25 per share	2,857	35,000	–	35,000
- at $17.50 per share	143	2,500	–	2,500
- at $24.50 per share	1,429	35,000	–	35,000
- at $26.50 per share	2,686	70,500	–	70,500
- at $38.85 per share	286	11,100	–	11,100

Net loss for the year	–	–	(118,112)	(118,112)

Balance – November 30, 1990	65,544	674,710	(483,174)	191,536

Shares issued for acquisition of mineral property:
- at $63.00 per share	2,857	180,000	–	180,000
- at $96.95 per share	881	85,366	–	85,366

Private placement at $54.60	657	35,880	–	35,880

Exercise of warrants at $14.00 per share	1,429	20,000	–	20,000

Shares issued for exercise of options:
- at $24.50 per share	571	14,000	–	14,000
- at $26.25 per share	857	22,500	–	22,500
- at $54.25 per share	1,691	91,760	–	91,760
- at $66.85 per share	1171	78,310	–	78,310

Shares issued for finder’s fee:
- at $52.50 per share	714	37,500	–	37,500
- at $58.80 per share	272	16,017	–	16,017
- at $96.95 per share	109	10,565	–	10,565

Net loss for the year	–	–	445,784	445,784

Balance – November 30, 1991	76,755	1,266,608	(37,390)	1,229,218

Shares issued for exercise of options:
- at $54.25 per share	594	32,240	–	32,240
- at $66.85 per share	134	8,977	–	8,977

Shares issued for finder’s fees at $52.50 per share	714	37,500	–	37,500

Net loss for the year	–	–	(788,460)	(788,460)

Balance – November 30, 1992	78,197	1,345,325	(825,850)	519,475

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2007
(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1992	78,197	1,345,325	(825,850)	519,475

Shares issued for acquisition of mineral property:
- at $14.00 per share	714	10,000	–	10,000
- at $17.50 per share	1,429	25,000	–	25,000
- at $21.00 per share	714	15,000	–	15,000

Shares issued for finder’s fee at $52.50 per share	1,271	13,350	–	13,350

Private placement at $10.50 per share	14,286	150,000	–	150,000

Shares issued for settlement of debt at $10.85 per
share	7,296	79,166	–	79,166

Shares issued for exercise of options:
- at $11.20 per share	7,096	79,470	–	79,470
- at $21.70 per share	4,419	95,901	–	95,901

Net loss for the year	–	–	(754,698)	(754,698)

Balance – November 30, 1993	115,423	1,813,212	(1,580,548)	232,664

Shares issued for settlement of debt at $9.10 per
share	12,368	112,553	–	112,553

Exercise of options at $10.15 per share	571	5,800	–	5,800

Exercise of warrants at $10.50 per share	829	8,700	–	8,700

Net loss for the year	–	–	(201,255)	(201,255)

Balance – November 30, 1994	129,191	1,940,265	(1,781,803)	158,462

Shares issued for exercise of options:
- at $8.40 per share	8,635	72,536	–	72,536
- at $10.15 per share	3,250	32,986	–	32,986
- at $10.85 per share	940	10,199	–	10,199
- at $11.55 per share	1,571	18,150	–	18,150
- at $14.70 per share	6,262	92,046	–	92,046
- at $17.50 per share	2,943	51,500	–	51,500

Shares issued for exercise of warrants:
- at $9.80 per share	8,571	84,000	–	84,000
- at $12.25 per share	14,729	180,425	–	180,425

Shares issued for private placements:
- at $9.80 per share	8,571	84,000	–	84,000
- at $15.75 per share	2,857	45,000	–	45,000

Shares issued for acquisition of mineral property at
15.75 per share	1,429	22,500	–	22,500

Net loss for the year	–	–	(304,564)	(304,564)

Balance – November 30, 1995	188,949	2,633,607	(2,086,367)	547,240

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2007
(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$
Balance – November 30, 1995	188,949	2,633,607	(2,086,367)	547,240
Shares issued for acquisition of mineral property at
$21.00 per share	571	12,000	–	12,000
Exercise of warrants at $15.75 per share	2,857	45,000	–	45,000
Private placement at $10.50 per share	4,286	52,500	–	52,500
Shares issued for exercise of options:
- at $17.50 per share	4,743	82,998	–	82,998
- at $18.55 per share	714	13,250	–	13,250
- at $20.65 per share	2,857	59,000	–	59,000
Net loss for the year	–	–	(102,055)	(102,055)
Balance – November 30, 1996	204,978	2,898,355	(2,188,422)	709,933
Shares issued for acquisition of mineral property at
$8.75 per share	714	6,250	–	6,250
Shares issued for exercise of options:
- at $9.10 per share	7,571	68,900	–	68,900
- at $10.50 per share	1,429	15,000	–	15,000
- at $13.55 per share	4,286	46,500	–	46,500
Net loss for the year	–	–	(150,318)	(150,318)
Balance – November 30, 1997	218,978	3,035,005	(2,338,740)	696,265
Shares issued for cash at $5.25 per share	3,143	16,500	–	16,500
Shares issued for settlement of debt at $5.25 per
share	10,123	53,144	–	53,144
Share issuance costs	–	(2,452)	–	(2,452)
Net loss for the year	–	–	(512,408)	(512,408)
Balance – November 30, 1998	232,243	3,102,197	(2,851,148)	251,049
Shares issued for settlement of debt at $5.25 per
share	11,667	61,252	–	61,252
Net loss for the year	–	–	(369,731)	(369,731)
Balance – November 30, 1999	243,910	3,163,449	(3,220,879)	(57,430)
Shares issued for settlement of debt at $0.75 per
share	123,441	92,581	–	92,581
Private placement at $0.95 per share	340,000	323,000	–	323,000
Share issuance costs	–	(1,498)	–	(1,498)
Net loss for the year	–	–	(91,248)	(91,248)
Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Statement of Stockholders’ Equity (Deficiency)
From June 22, 1983 (Date of Inception) to November 30, 2007
(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$
Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405
Shares issued for cash at $1.60 per share	25,000	40,000	–	40,000
Exercise of warrants at $1.25 per share	155,958	194,947	–	194,947
Net loss for the year	–	–	(489,432)	(489,432)
				–
Balance – November 30, 2001	888,309	3,812,479	(3,801,559)	10,920
Shares issued for cash at $1.60 per share	25,000	39,435	–	39,435
Exercise of options at $1.05 per share	18,000	18,900	–	18,900
Exercise of warrants at $1.25 per share	126,947	158,684	–	158,684
Net loss for the year	–	–	(261,950)	(261,950)
Balance – November 30, 2002	1,058,256	4,029,498	(4,063,509)	(34,011)
Net loss for the year	–	–	(27,840)	(27,840)
Balance – November 30, 2003	1,058,256	4,029,498	(4,091,349)	(61,851)
5:1 reverse stock split during year (retroactively
stated)		–	–	–
Units issued for cash at $0.05 per unit	5,000,000	250,000	–	250,000
Net loss for the year	–	–	(49,597)	(49,597)
Balance – November 30, 2004	6,058,256	4,279,498	(4,140,946)	138,552
Net loss for the year	–	–	(71,186)	(71,186)
Balance – November 30, 2005	6,058,256	4,279,498	(4,212,132)	67,366
Net loss for the year	–	–	(58,145)	(58,145)
Balance – November 30, 2006	6,058,256	4,279,498	(4,270,277)	9,221
Net loss for the year	–	–	(61,980)	(61,980)
Balance – November 30, 2007	6,058,256	4,279,498	(4,332,257)	(52,759)

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2007, 2006 and 2005
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983 and is currently seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statements of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2007.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2007, the Company had not yet identified a suitable business, has accumulated losses of $4,332,257 since its inception, had a working capital deficiency of $57,759 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The financial statements contain no adjustments which reflect the outcome of this uncertainty.

2.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and the determination of reclamation obligations. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the remeasurements are included in operations.

Income Taxes

The Company follows the asset and liability method for determining income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the carrying amounts for financial statement purposes and the tax basis for certain assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be settled. The tax effects of changes in these temporary differences are recognized in income in the period in which they occur.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2007, 2006 and 2005
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock – Based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after December 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognizes expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation, as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended November 30, 2007, 2006 and 2005, potentially dilutive common shares (relating to warrants outstanding at the year-end) totalling Nil (2006: 5,000,000; 2005: 5,000,000) were not included in the computation of loss per share because their effect was anti-dilutive.

Mineral Properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property costs that are not recoverable will be written-off to operations.

Mineral properties exploration costs are expensed when incurred. Recorded costs of mineral properties are not intended to reflect present or future values of mineral properties.

Change in Accounting Policies

On December 1, 2006, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3861, “Financial Instruments – Disclosure and Presentation”. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured initially and subsequently on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured subsequently on the balance sheet at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2007, 2006 and 2005
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Change in Accounting Policies (continued)

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

Under adoption of these new standards, the Company designated accounts payable and accrued liabilities and short term loan as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

3.	MINERAL PROPERTY

During the year ended November 30, 2007, the Company was in the process of acquiring an exploration permit to a mineral claim located in British Columbia, Canada for a term expiring on November 30, 2008. The Company paid a $5,000 security deposit and incurred $3,921 in exploration costs on the mineral claim.

Subsequent to November 30, 2007, the Company abandoned the mineral claim and has applied for a refund of the security deposit.

4.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount:

	a)	The Company incurred $5,245 (2006 - $5,858; 2005 - $6,000) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

	b)	The Company incurred $nil (2006 - $5,000; 2005 - $nil) for management fees to a company with a common director.

	c)	The Company received an advance of $50,000 from a director of the Company, which is unsecured, without interest and payable on demand.

5.	CAPITAL STOCK

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at November 30, 2007 and 2006.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options to be granted will expire no later than 10 years from the grant date and generally vest on the date of grant. These options will be granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at November 30, 2007, 2006 and 2005.

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2007, 2006 and 2005
(Expressed in Canadian dollars)

5.	CAPITAL STOCK (Continued)

Warrants

The following is a summary of the activity of the warrants issued for the fiscal years ending 2007, 2006, and 2005:

	November 30, 2007		November 30, 2006		November 30, 2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Balance, beginning of year	5,000,000	$0.10	5,000,000	$0.10	5,000,000	$0.10
Granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Expired	(5,000,000)	$(0.10)	–	–	–	–

Balance, end of year	–	–	5,000,000	$0.10	5,000,000	$0.10

6.	INCOME TAXES

As at November 30, 2007, the Company has accumulated Canadian and foreign exploration costs totaling $813,310, non-capital losses totaling $507,850, and capital losses totaling $734,000, which may be carried forward to apply against future years’ income for Canadian income tax purposes. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more-likely-than-not it will utilize them in future years. The non-capital losses expire as follows:

2008	$72,024
2009	98,432
2010	68,646
2011	27,840
2014	49,597
2015	71,186
2026	58,145
2027	61,980

$507,850

A reconciliation of income taxes at statutory tax rates with reported taxes are as indicated below:

	2007	2006	2005
	$	$	$
Losses before income taxes	61,980	58,145	71,186
Expected income tax recovery at statutory tax rates of
34.12% (2006 – 34.12%; 2005 – 35.62%)	21,000	20,000	25,000
Change in tax rates	(118,000)	-	-
Change in valuation allowance	97,000	(20,000)	(25,356)
	–	–	–

Bradner Ventures Ltd.
(A Development Stage Company)
Notes to the Financial Statements
November 30, 2007, 2006 and 2005
(Expressed in Canadian dollars)

6.	INCOME TAXES (Continued)

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2007	2006
	$	$
Future tax assets:
Non-capital loss carry-forwards	140,000	185,000
Exploration expenses	224,000	278,000
Capital loss carry-forwards	101,000	125,000
	465,000	588,000
Valuation allowance	(465,000)	(588,000)
	–	–

7.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operation, cash flows and stockholders’ equity (deficiency) for 2007, 2006 and 2005.

	a)	Development Stage Company

The Company complies with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as development stage.

	b)	New Accounting Standards

In July 2006, FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes”. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation applies to all tax positions related to income taxes subject to FASB Statement No. 109. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company does not believe the adoption of FIN 48 will have a material impact on its financial statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” in order to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. This statement only applies when other standards require or permit the fair value measurement of assets and liabilities. This statement is effective for fiscal periods commencing after November 15, 2007 and the Company does not expect the adoption of this statement to have a significant effect on the Company’s results of operations or financial position.

On February 15, 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal periods commencing after November 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.